UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
	[X]	Merger
	[ ]	Liquidation
	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: Delaware Investments Minnesota Municipal Income Fund III, Inc. (the "Fund")
3.	Securities and Exchange Commission File No.: 811-07938
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	[ ]	Initial Application [X]	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
2005 Market Street
Philadelphia, PA 19103
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael E. Dresnin
Delaware Investments
2005 Market Street
Philadelphia, PA 19103
215 255 1511

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Delaware Investments
2005 Market Street
Philadelphia, PA 19103
or
430 W. 7th Street
Kansas City, MO 64105

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
	[X]	Management company;
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
	[ ]	Open-end	[X]	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Minnesota
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Delaware Management Company
One Commerce Square
Philadelphia, PA 19103

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
N/A
13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ]	Yes	[X]	No
If Yes, for each UIT state:

Name(s):
File No.: 811-______
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a
Merger, Liquidation or Abandonment of Registration?
		[X]	Yes	[ ]	No
If Yes, state the date on which the board vote took place: August 18, 2005
If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger,
Liquidation or Abandonment of Registration?
		[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place: December 9, 2005
If No, explain:
II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	[X]	Yes	[ ]	No

	(a)	If Yes, list the date(s) on which the fund made those distributions: February 24, 2006
	(b)	Were the distributions made on the basis of net assets?
		[X]	Yes	[ ]	No
	(c)	Were the distributions made pro rata based on share ownership?
		[X]	Yes	[ ]	No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
	(e)	Liquidations only: Were any distributions to shareholders made in-kind?
		[ ]	Yes	[ ]	No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:
Has the fund issued senior securities?
	[X] Yes	[ ]	No

            If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Senior securityholders of the Fund received preferred shares of Delaware Investments Minnesota Municipal Income Fund II, Inc., in amounts equal to the liquidation preference, plus any accrued but unpaid dividends, of their shares held in the Fund. There were no distributions to other shareholders arising from liquidations of preferred shares.

18.	Has the fund distributed all of its assets to the fund’s shareholders?
	[X]	Yes	No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)
	[ ]	Yes	[X]	No
If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities?
		[ ]	Yes	[ ]	No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	[ ]	Yes	[X]	No
If Yes,
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
Delaware Investments Minnesota Municipal Income Fund III, Inc. and Delaware Investments
Minnesota Municipal Income Fund, Inc. merged into Delaware Investments Minnesota Municipal
Income Fund II, Inc. on February 24, 2006. Set forth below are the total expenses of the combined transactions and the portion of expenses paid by Delaware Investments Minnesota Municipal Income
Fund III, Inc.
						Expenses of	Portion
						combined	paid by
						transactions	the Fund
		(i)	Legal expenses:
				Stradley Ronon Stevens & Young LLP		$261,791.64	$65, 447.91
				Dorsey & Whitney LLP		$5,847.96	$1,461.99

				Total		$267,639.60	$66,909.90
		(ii)	Accounting expenses:

Effective July 1, 1998, Delaware Investments Minnesota Municipal Income Fund, Inc., Delaware Investments Minnesota Municipal Income Fund II, Inc., and Delaware Investments Minnesota Municipal Income Fund III, Inc., among others, were parties to an agreement with Delaware Service Company, Inc. (DSC), an affiliate of Delaware Management Company, to pay DSC a monthly fee for the provision of accounting and administrative services. Accordingly, the accounting services provided by DSC in connection with the merger did not require payment by the Funds of additional fees to DSC. The accounting expenses incurred by the Funds' independent registered public accounting firm, Ernst & Young, related to the merger are set forth below:

	Ernst & Young	$8,500.00	$2,125.00

	(iii) Other expenses (list and identify separately):

	Reports to shareholders:
	ADP	$21,245.05	$5,311.26
	MIS	$12,737.03	$3,184.26
	St. Ives	$32,263.11	$8,065.78
	ICE	$58.04	$14.51
	DTC	$350.00	$87.50
	Georgeson	$21,147.92	$5,286.98
	Total	$87,801.15	$21,950.29

	Transfer agent fees:	$32,709.03	$8,177.26

	(iv) Total expenses (sum of lines (i)-(iii) above):	$396,649.78	$99,162.45

(b)	How were those expenses allocated?

The expenses of entering into and carrying out the provisions of this Plan were allocated as follows: 25% to Delaware Investments Minnesota Municipal Income Fund II, Inc.; 25% to Delaware Investments Minnesota Municipal Income Fund III, Inc.; 25% to Delaware Investments Minnesota Municipal Income Fund, Inc.; and 25% to Delaware Management Company, a series of Delaware Management Business Trust.

(c) Who paid those expenses?

The expenses of entering into and carrying out the provisions of this Plan were paid as follows: 25% by Delaware Investments Minnesota Municipal Income Fund II, Inc.; 25% by Delaware Investments Minnesota Municipal Income Fund III, Inc.; 25% by Delaware Investments Minnesota Municipal Income Fund, Inc.; and 25% by Delaware Management Company, a series of Delaware Management Business Trust.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or
Liquidation?
	[ ]	Yes	[X]	No
If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
	[ ]	Yes	[ X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
Delaware Investments Minnesota Municipal Income Fund II, Inc.
	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-7420
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
On November 1, 2005 the Form of Agreement and Plan of Acquisition between (i) Delaware
Investments Minnesota Municipal Income Fund III, Inc., (ii) Delaware Investments Minnesota
Municipal Income Fund II, Inc., and (iii) Delaware Management Company was filed with the N-14
8C/A prospectus/proxy statement of Delaware Investments Minnesota Municipal Income
Fund II, Inc. (File No. 333-128352) under the Securities Act of 1933, as amended.
	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Delaware Investments Minnesota Municipal Income Fund III, Inc., (ii) he is the Assistant Secretary of Delaware Investments Minnesota Municipal Income Fund III, Inc., and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

     /s/Michael E. Dresnin
Michael E. Dresnin